UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

333-232228-01

(Commission File Number of Issuing Entity)

Nissan Master Owner Trust Receivables

(Exact name of Issuing Entity as specified in its Charter)

333-232228

(Commission File Number of Registrant)

Nissan Wholesale Receivables Company II LLC

(Exact name of Registrant as specified in its Charter)

One Nissan Way, Franklin, Tennessee 37067, (615) 725-1122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

All classes of asset-backed securities issued by Nissan Master Owner Trust Receivables

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of NISSAN MASTER OWNER TRUST RECEIVABLES, as Issuing Entity, and NISSAN WHOLESALE RECEIVABLES COMPANY II LLC, as Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2022

NISSAN MOTOR ACCEPTANCE COMPANY LLC, as Administrator of Issuing Entity

By:	/s/ Douglas E. Gwin Jr.
Name:	Douglas E. Gwin, Jr.
Title:	Assistant Treasurer

NISSAN WHOLESALE RECEIVABLES COMPANY II LLC, as Registrant

By:	/s/ Douglas E. Gwin Jr.
Name:	Douglas E. Gwin, Jr.
Title:	Assistant Treasurer